German Carrier VSE NET Selects Orckit-Corrigent’s Packet Transport Network Solution to Expand its Residential and Enterprise Services Network

Orckit-Corrigent Awarded Order for CM-4000 PTN Products with its Regional Partner, 3M Services, One of the Leading Full-Service Solutions Providers in the German Telecom Market

Tel-Aviv, Israel – January 31, 2011 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced that VSE NET GmbH, a German regional telecommunication service provider, has selected Orckit-Corrigent’s PTN solution and 3M Services’ first-line support to upgrade its Transport networking infrastructure with Packet technologies.

“After reviewing numerous options, we are confident that the combination of Orckit-Corrigent products with 3M’s services package will provide us with the greatest value and fastest return-on-investment,” said Mr. Leidinger, Technical Director of VSE NMET. “This implementation will not only help us enhance our current business service offerings, but more importantly, will allow VSE NET to provide high capacity, reliable, and affordable connectivity services to our customers."

The deal includes Orckit-Corrigent’s CM-4000 PTN metro aggregation switches and CM-11 multi-service access switch. It also includes CM-View, the corresponding network management system. The combined solution, based on MPLS and MPLS-TP technologies, will enable VSE NET to grow to 100GE interfaces.

“We are pleased to follow our recent success with the new VSE NET success and facilitate the delivery and support of Orckit-Corrigent products across Germany,” said Mr. Manfred Brandt, Managing Director of 3M Services. “Our team has enjoyed working with Orckit-Corrigent and we look forward to rolling out additional implementations in the region in the near future.”

Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President of Orckit Communication commented, “We are pleased to provide VSE NET with our networking solutions and to strengthen our partnership with 3M Services. VSE NET's selection of our platform demonstrates the competitive advantage and tangible benefits provided by our advanced technologies. Additionally, building on our established cooperation with 3M Services is very important for us as we continue to expand globally.”

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About VSE NET GmbH
VSE NET GmbH is a regional telecommunication service provider based in
Saarbrücken and serving south-west of Germany and Luxembourg. The Company’s services range from supplying data, Internet and voice network services, through leasing highly-secure computer centre space, to planning, building and operating entire telecommunication solutions. For more information visit http://www.vsenet.de/

About 3M Services
3M Services GmbH (formerly known as Quante-Netzwerke GmbH), part of the 3M Group which is represented in more than 70 countries, is a young, dynamic company providing full-service solutions in the telecommunications sector. Together with the 4,500 employees of 3M Deutschland GmbH 3M Services and 3M Deutschland GmbH generate a global turnover exceeding Euro 1 billion. For more Information, visit http://www.3m-services.de/Telekommunikation/index.php

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+544-676-950
matthew@ruderfinn.co.il